ENTOURAGE MINING LTD.

Management Discussion and Analysis
For Nine Months Ended September 30, 2009

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s financial results for the interim financial period ended September 30, 2009. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

1.1 Date of Report	November 27, 2009

1.2         Overall Performance

Nature of Business and Overall Performance

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF. The Company is a reporting issuer in both the United States and in British Columbia.

Entourage Mining Ltd. (“Entourage”, the “Company” or “We”) was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

We had one subsidiary company, Entourage USA Inc., domiciled in Carson City, Nevada. This subsidiary was used to acquire additional exploration properties in the United States of America. The charter of Entourage USA was not renewed in December 2008 and the Company was allowed to lapse.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have one mineral property option agreement:

               •      An option to acquire a 100% unencumbered interest in 5 mineral claims, known as the Pires Gold Project, situated in Goais State, Central Brazil, and an unencumbered 65% interest:

               •       in 47 claim uranium prospective claim blocks in Costebelle Township known as the Doran property;

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

Effective March 6, 2009 the Company's completed a reversed split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split. All previous references to shares of common stock and weighted average common shares outstanding have been restated to give affect to the 1:10 reverse stock split unless otherwise stated.

1.2.1 Mineral Properties: Background and Agreements

1.2.1(a) The Pires Gold Project

On June 17, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes, a private Brazilian company, wherein the Company acquired an option to acquire a 100% interest in the Pires Gold Project (“Pires”).

The Pires Gold Project consists of 5 mineral licenses covering more than 8501 hectares (21,000 acres) located 2.5 hours drive from Brasilia and about 1 hour outside of the small city of Pires do Rio, Goiás State. The property is rectangular in shape and is approximately 13 kilometers long and 3 kilometers wide.

The Pires Property covers sericite schist, chlorite schist and quartzites that have been intensely weathered under oxidizing tropical conditions. Metamorphic foliation of the schists and quartzites dips mainly to the west, and appears to be tightly folded. These metamorphic rocks belong to the Brasilia Belt, a region where terrains from the west have been thrust eastward over the ancient (Archean) Sao Francisco craton.

Here is an overview of the terms of the Pires Mineral Option agreement:

Expenditure Option

Year I:            To earn a 40% interest in the property (First Milestone)

i)	the Optionee paying to the Optionor (or its nominee) USD $50,000 as follows:

(A) USD$25,000 within seven days of the execution of this Agreement, and (B) USD$25,000 within 45 days of the execution of this Agreement (Completed); and

(ii)the Optionee expending not less than USD$300,000 in Exploration Expenditures on the Property on or before January16, 2010, which was on November 13, 2009 revised and extended until May 31, 2010.

Year II            To earn an additional 20% (60% Total) (Second Milestone)

(i)

the Optionee paying USD$100,000 to the Optionor (or its nominee) on or before January 16, 2010 (which was on November 13, 2009 revised to reflect two USD$50,000 payments to be made December 16, 2009 and January 16, 2010 and two installments of 150,000 shares (Optionee Shares) of the Company capital to be issued to the Optionor on each of December 16, 2009 and January 16, 2010), and

(ii)

the Optionee expending not less than USD$300,000 (less the amount by which any Exploration Expenditures pursuant to item (a)(ii) of the Initial Milestone exceeded the First Target) (the “Second Target”) in Exploration Expenditures on the Property between January 17, 2010 and January 16, 2011, inclusive.

Year III           To earn an additional 15% (75% Total) (Third Milestone)

(i)	the Optionee issuing to the Optionor (or its nominee) 100,000 Optionee Shares on or before January 16, 2011 (subject to any regulatory approvals required), and

(ii)

Optionee having spent, by January 16, 2012: sufficient funds to complete and submit the Final Report by January 16, 2012, or has spent an additional USD $1,000,000 of Exploration Expenditures (Any excess expended in years I and II to be applied against this $1,000,000 expenditure requirement.)

Purchase Option           (Upon completion of the Third Milestone)

i)	up to 20% of an interest in the Property, by way of the Optionee paying to the Optionor USD$1,000,000 for each 5% increment of an interest in the Property

ii)	5% of an interest in the Property, by way of the Optionee paying to the Optionor USD$2,000,000 the final 5% increment of an interest in the Property

Permission to explore the property has been granted by the property owners. The Company does not have a National Instrument 43-101 Technical Report on the Pires property.

1.2.1(b) The Doran (Quebec) Uranium Prospect

In March of 2005, the Company entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver, whereby the Company could acquire 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec. Subsequent to entering into the property agreement, 3 additional claims blocks have been added to the project.

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 109 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashashibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 meters with elevation ranging from sea level to 100 meters. All mineralized areas of interest are located comfortably above sea and river levels.

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lb/ t uranium (U3O8).

On February 13, 2007, the Company entered into a Mineral Property Option agreement with Abbastar Resources (formerly Abbastar Uranium and Abbastar Holdings Ltd.) (Abbastar), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up to 70% interest in the Doran property by paying the Company a one time $100,000 CDN payment (paid) and expending $5,000,000 (five million) over four years. The TSX Venture Exchange approved this transaction on May 30, 2007.

On May 11, 2007, the Company and Abbastar announced that drilling had commenced on the “L” anomaly of the Doran project and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill hole length. The results of the Company’s Phase II drilling campaign were reported August 23, 2007. Here is a sample of these results:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8, as well, holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on the Company website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006 & fall 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

Former Senior Project Geologist, Michel Proulx M. Sc. (P. Geo and a qualified person) recommended follow up drilling on the Doran Showing (Phase III) as well as an additional 4,000 meters of drilling on the L zone to gain a better understanding of the behaviour of the uranium-bearing pegmatite bodies, the structural geology context and of uranium phase minerals.

The fall 2007 drilling campaign was completed in early November. This campaign was designed to further delineate the Doran Showing where the Company drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot.

Results from this drill campaign were announced on February 4, 2008. The 2007 program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing. The fall 2007 drill campaign achieved similar results to the 2006 campaign and all 15 drill holes encountered uranium mineralization

In total over 6000 meters have been completed on the Doran property by the Company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

Abbastar completed a fall 2008 program in September-October. This program completed the second phase of the Mineral Option Agreement between Entourage and Abbastar dated February 14, 2007 and Abbastar has now earned a 35% interest in the Doran property.

The fall 2008 exploration campaign consisted of channel sampling of previously unexplored anomalies (F, G, H, I, K and LL) situated WSW of the L anomaly that was drilled in the spring of 2007. Additionally, anomalies E, Q, BB, S and RR, located due south of the L anomaly were also tested. On February 24, 2009, Abbastar released the following information on the Fall 2008 exploration program:

North section of the Doran property:

Results of the 2008 ground-based radiometric survey demonstrated a good spatial correlation between the highest-count rates and the localization of the previously determined airborne anomalies BB, P, Q, R and S. The G zone represents the most interesting uranium site with an average value of 0.56 lb/ton U3O8 from 22 samples collected with a range of 0.06 to 0.88 U3O8 lb/t, with a high value at 3.11 lb/t U3O8.

Nearby anomalies F and H also display relatively high uranium values (F at 0.63 lb/t U3O8 from six samples with a range of 0.27 to 1.20 U3O8 lb/t and H at 0.5 lb/t U3O8 from four samples with a range of 0.21 to 1.06 lb/t U3O8).

South section of Doran property:

The large extent of the radioactive pegmatite outcrops, the encouraging assay obtained and the proximity of the west zone to the main Doran showing make the former a prime target for future drilling.

The completion of the fall 2008 exploration program earned Abbastar an additional 15% interest in the property and Abbastar has now earned a 35% interest in the Doran property. At the time of this report Abbastar has not provided the Company with a budget for the 2009 exploration program. Abbastar must expend $1,500,000 in 2009 to earn an additional 15% interest in the property.

Competitive factors in the market for mineral resources

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. In 2005, the annual spot volume of U3O8 reached 35 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

Applicable Regulations and Permits

The Company has obtained the necessary work, environmental and regulatory permits required to undertake the exploration programs it is undertaking on its mineral properties. The Company anticipates that, assuming further planned work will be done, there will be no difficulties in obtaining necessary work, environmental and regulatory permits for further exploration work. The jurisdictions wherein our properties are located have long histories in mining exploration and are friendly and accommodating to mineral exploration.

Capital Expenditures and Exploration Programs

     a) Pires Exploration Activities

The Company has not commenced its exploration activities on the Pires project at the date of this report. In April 2009 and October 2009 the Company employed the services of Harrison Cookenboo, Ph D. P. Geo. and a “qualified person” as that term is defined in National Instrument 43-101, to visit the Pires property. The purpose of Dr. Cookenboo’s first trip was to complete due diligence on the property and to sample areas of the property where the vendor indicated anomalous gold values were present. Dr. Cookenboo was successful in sampling the three main areas of the property and these samples confirmed anomalous gold values at or in excess of values provided by the vendor. The second visit by Dr. Cookenboo was to accompany geologists from another mining company to sample previously sampled areas and to search for the source of the various float samples.

Dr. Cookenboo collected 34 samples (float and outcrop combined) on his April due diligence trip; Acme Laboratories of Vancouver analyzed twelve of these samples and an additional 22 samples were shipped to SGS Geosol of Bello Horizonte, Brazil.

All samples collected returned anomalous gold values and many samples exceeded the assay results provided by the vendor, however, the Company does not have a N.I. 43-101 report on the property. It is the Company’s intent to commence exploration of the Pires property in the fall of 2009 subject to financing requirements being in place.

The Company intends to expend $100,000 on the Pires property and will then commission a National Instrument 43-101 compliant report on the property.

     .b) Doran Uranium Project Exploration Activities

Doran 2007 Drilling

On May 11, 2007, Entourage and Abbastar announced that Phase One of the second drill program had begun and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill-hole length. The results of the Company’s Phase II drilling campaign were reported August 23, 2007. Here is a sample of these results:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8; as well, Holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on the Company website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

The fall 2007 drilling campaign was completed in early November. This campaign was designed to further delineate the Doran Showing where the Company drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot.

The 2007 program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing. The fall 2007 drill campaign achieved similar results to the 2006 campaign and all 15 drill holes encountered uranium mineralization.

In total over 6000 meters have been completed on the Doran property by the Company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

Doran fall 2008 Exploration

In the fall of 2008, Abbastar completed a sampling program on previously untested anomalies in the west-central area of the property. The fall 2008 exploration campaign consisted of channel sampling of previously unexplored anomalies (F, G, H, I, K and LL) situated WSW of the L anomaly that was drilled in the spring of 2007. Additionally, anomalies E, Q, BB, S and RR, located due south of the L anomaly were also tested.

The Company is satisfied that Abbastar has expended sufficient funds on the property to earn a 35% interest in the Doran claims, as outlined in the Mineral Property Option agreement between the companies. The remaining $75,000 property payment to the Vendor was paid in March 2008 and the Doran property is now owned by Entourage (65%) and Abbastar (35%) subject to an NSR (net smelter royalty in favour of the Vendor.

On February 24, 2009, Abbastar released the following information on the Fall 2008 exploration program:

North section of the Doran property:

Results of the 2008 ground-based radiometric survey demonstrated a good spatial correlation between the highest-count rates and the localization of the previously determined airborne anomalies BB, P, Q, R and S. The G zone represents the most interesting uranium site with an average value of 0.56 lb/ton U3O8 from 22 samples collected with a range of 0.06 to 0.88 U3O8 lb/t, with a high value at 3.11 lb/t U3O8.

Nearby anomalies F and H also display relatively high uranium values (F at 0.63 lb/t U3O8 from six samples with a range of 0.27 to 1.20 U3O8 lb/t and H at 0.5 lb/t U3O8 from four samples with a range of 0.21 to 1.06 lb/t U3O8).

South section of the Doran property:

The large extent of the radioactive pegmatite outcrops, the encouraging assay obtained and the proximity of the west zone to the main Doran showing make the former a prime target for future drilling.

The completion of the Fall 2008 exploration program earned Abbastar an additional 15% interest in the property and Abbastar has now earned a 35% interest in the Doran property. At the time of this report Abbastar Uranium has not provided the Company with a budget for the 2009 exploration program. Abbastar must expend $1,500,000 in 2009 to earn an additional 15% interest in the property.

1.2.1(c) Hatchet Lake Properties (Abandoned)

An option on the Hatchet Lake property originally was included as part of the October 2005 Saskatchewan

Property transactions, further described herein. In September 2007, the Company abandoned the Hatchet Lake property. The Company has no liabilities incurred by abandoning the Hatchet Lake Properties and no further payments are required.

As consideration for entering into the New Hatchet Lake Option Agreement, the Company issued to CMKM Diamonds Inc. (a former Pink Sheet issuer), 15,000,000 shares of the Company capital, such shares were to be distributed to the shareholders of CMKM Diamonds Inc. The failure of CMKM Diamonds to distribute the consideration shares prompted the Company to launch a Writ of Summons in the Supreme Court of British Columbia seeking to have the October 2005 Agreements (Saskatchewan Property transactions)set aside.

In October 2008, the parties entered into a proposed settlement which was subsequently agreed to verbally by all parties. This settlement became effective June 30, 2009 and legal matters among the Company and CMKM Diamonds Inc. have been resolved definitively.

1.2.1(d) Smeaton/Forte a la Corne Property (Abandoned)

On October 20, 2005, the Company announced a series of property option (earn-in interest) agreements (the “Saskatchewan Property transactions”) with CMKM, United Carina Resources Corp. (now known as United Uranium Corp.) and 101047025 Saskatchewan Ltd. (“1010”), whereby the Company assumed the earn-in rights to properties optioned to CMKM.

As consideration for entering into the Saskatchewan Property transactions, the Company issued to 1010, 30,000,000 shares of the Company capital, such shares were assigned to CMKM Diamonds Inc. by 1010. Under the terms of the October 20, 2005 Agreements, CMKM Diamonds was to distribute the 30,000,000 shares to the shareholders of CMKM. The failure of CMKM Diamonds to distribute the consideration shares prompted the Company to launch a Writ of Summons in the Supreme Court of British Columbia seeking to have the October 2005 Agreements set aside.

In October 2008, the parties entered into a proposed settlement which was subsequently agreed to verbally by all parties. This settlement became effective July 03, 2009 and all legal matters among the Company and CMKM Diamonds Inc. and 101047025 Saskatchewan Ltd. have been resolved definitively.

1.3      Selected Annual Information

Fiscal Year	2008	2007	2006
	($)	($)	($)
($)

Net Sales	0	0	0
Loss before taxes	414,840	598,783	3,017,828
Basic and Diluted Loss per Share	(0.05)	(0.01)	(0.04)
Net Loss	414,840	598,783	2,973,161
Total Assets	16,673	22,570	193,763
Long Term Financial Liabilities	n/a	n/a	n/a
Cash Dividends Declared	n/a	n/a	n/a

1.4      Results of Operations for the Period ending September 30, 2009 compared to Period ending September 30, 2008

During the nine months ended September 30, 2009 (“interim 2009”) the Company’s expenses were $266,872. During the nine months ended September 30, 2008 (“interim 2008”) the Company’s expenses as well loss was $287,789 or $0.04 per share. During the interim 2009 the Company made a gain of $1,853,467 in a settlement of a dispute regarding an option on a property. Consequently during the interim 2009 the Company made a net gain of $1,586,595 or $0.23 per share.

During interim 2009 the management fee was $58,500 compared to $225,000 during interim 2008. This was because during interim 2009 the management feescharged by the management were significantly lower. During interim 2009 the consulting fees expense was nil compared to $45,000 during interim 2008. The above two reduced expenditures during interim 2009 were offset by the following increased expenses during the interim 2009: (a) during the interim 2009 the mineral property acquisition, exploration and evaluation costs were $89,321. These were mainly incurred on the Brazilian property (Pires) optioned by the Company. However the Company expended $nil in mineral property acquisition and exploration costs in interim 2008 because all the Doran property’s costs were Abbastar’s responsibility. During interim 2008 the Company received refund of $9,485 from Nevada division of the Bureau of Land Management and received $49,237 refund from Quebec government in exploration tax credits from previous years (b) During interim 2009 the professional fees were $90,236 compared to $44,779 during interim 2008. This was mainly because in interim 2009 the Company settled its dispute with CMKM and also acquired a new property in Brazil (Pires). Due to reduced business activities during interim 2008 the office and sundry expenses were $18,934 whereas during interim 2009 the office and sundry expenses were $26,314;

Summary of Quarterly Results

In Canadian dollars

	2009	2009	2009	2008	2008	2008	2008	2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss (gain)	(1,732,183	$99,882	$45,706	$30,055	$58,096	$229,693	$96,996	$140,381
Loss (gain) per share	($0.21)	$0.01	$0.01	$0.00	$0.01	$0.03	$0.01	$0.02
Net loss (gain)	($1,732,183)	$99,882	45,706	$30,055	$58,096	$229,693	$96,996	$140,381
Net loss (gain) per share	($0.21)	$0.01	$0.01	$0.00	$0.01	$0.03	$0.01	$0.02

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

NOTE: Effective March 6, 2009 the Company's completed a reversed split of its shares of common shares at a ratio of one new share for every ten old share held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split. All previous references to shares of common stock and weighted average common shares outstanding as well as the basic and diluted loss per share have been restated to give affect to the 1:10 reverse stock split unless otherwise stated. Also the Company’s trading symbol was changed to ENMGF

1.6        Liquidity

On September 30, 2009 the Company had $459 in cash compared to $894 on December 31, 2008. On September 30, 2009 the Company had a negative working capital position of $225,550 compared to a negative working capital position of $553,551 on December 31, 2008.

During interim 2009 the Company raised $690,239 through a private placement, whereas during interim 2008 the Company received no monies from issuances of any common shares. Subsequent to September 30, 2009 the Company received US$64,000 pursuant to exercise of 320,000 warrants @US$0.20 per share.

The Company does not need any funds in the near future for the exploration work on its Doran property due to its option agreement with Abbastar. However, the Company needs to raise funds soon to fund its ongoing general and administrative costs and for the exploration work on the newly acquired Pires property in Brazil.

1.7        Capital Resources

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our projects and stay in business. Even if we raise money, we do not know how long the money will lastThe Company must raise sufficient capital to fulfill its obligation on the Pires project. Abbastar Uranium is funding exploration on the Doran project. The Company requires financial resources to fund its ongoing costs of operations.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

1.8        Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9        Transactions with Related Parties

During the period ended September 30, 2009, the Company incurred $58,500 (2008 – $225,000) for management fees to directors and officers of the Company.

Amounts payable to related parties at September 30, 2009 of $83,764 (December 31, 2008 - $428,752) is to directors, officer and companies with common directors and officers.

1.10      Fourth Quarter

Not applicable

1.11      Proposed Transactions

There are no pending transactions to report.

1.12      Critical Accounting Estimates

This section is not applicable as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13      Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company’s existing policies.

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Option Payments and Exploration Costs:

The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to the establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

Income Taxes:

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 109 – “Accounting for Income Taxes” (“SFAS 109”). This standard requires the use of the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Stock Based Compensation:

Following the guidance in SFAS No. 123R (revised), “Share-Based Payment” the Company measures and records to the financial statements the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. SFAS 123R requires estimates of forfeitures of unvested instruments at the grant date in determining the total compensation to be recognized. Stock based payments to non-employees are measured at the fair value of consideration received or equity instruments issued, whichever is more reliable and are periodically re-measured until counter party performance is complete.

The offset to the recorded stock based compensation cost is to additional paid-in capital. Consideration received on the exercise of stock options is recorded as share capital and the related additional paid-in capital is transferred to share capital.

Basic and Diluted Loss Per Share:

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of the

Company. Because the effect of conversion of the Company’s dilutive securities is anti-dilutive, diluted loss per share is the same as basic loss per share for the periods presented.

Exploration Stage Company:

The Company is an exploration stage company as defined in the Statements of Financial Standards No. 7. All losses accumulated since inception, have been considered as part of the Company’s exploration activities.

1.14      Financial Instruments and Other Risks

          The Company’s financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under “Environmental Law” herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15      Other MD & A Requirements

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director
Mr. Gregory F Kennedy, President, CEO and Director
Mr. Michael B Hart, Director
Mr. Corey Klassen, Director
Mr. Pradeep Varshney, Chief Financial Officer

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Cautionary Note on Forward-looking statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, expectations, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “could”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events or conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, reclamation, capital cost, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements that may be made from time to time or on its behalf, except in accordance with applicable securities laws.

Entourage Mining Ltd.

“Gregory F Kennedy”

Gregory F Kennedy
President and Director
November 27, 2009